Consolidated Statements of Net Income – Unaudited

For the three months ended March 31
(in millions of Canadian dollars, except per share amounts)	2003	2002

Revenues
Premiums
Annuities	$596	$463
Individual life and health insurance	410	398
Group life and health insurance	584	456

	1,590	1,317

Net investment income	563	580
Fee and other income	123	141

	2,276	2,038

Expenditures
Payments to policyholders and beneficiaries
Annuity payments	372	331
Life and health benefits	593	486
Maturities, surrender payments and other	415	351
Participating policyholder dividends	67	75

	1,447	1,243
Increase in actuarial liabilities	248	283
General operating expenses	220	183
Commissions	156	117
Premium and other taxes	21	17
Interest expense	10	11
Non-controlling interest in subsidiary	8	—

	2,110	1,854

Net income before income tax provision	166	184
Income tax provision	37	59

Net income including participating policyholders’ net income (loss)	129	125
Participating policyholders’ net income (loss)	(1)	3

Shareholders’ net income	130	122
Preferred share dividends	2	2

Common shareholders’ net income	$128	$120

Average number of common shares outstanding (millions)
Basic	160.4	160.4
Diluted	160.5	160.6

Earnings per common share
Basic and diluted	$0.80	$0.75

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     10

Consolidated Balance Sheets – Unaudited

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Assets
Invested assets
Bonds	$21,701	$22,317	$19,516
Mortgages	7,281	7,622	7,900
Common and preferred stocks	1,867	2,073	1,935
Real estate	1,048	1,066	922
Policy loans	1,107	1,113	1,076
Cash, cash equivalents and short-term investments	1,334	1,159	1,082
Other	437	1,124	760

Total invested assets	34,775	36,474	33,191
Other assets	1,976	1,717	1,658

Total general fund assets	$36,751	$38,191	$34,849

Segregated funds net assets	$20,476	$21,899	$23,005

Liabilities and equity
Policy liabilities
Actuarial liabilities	$28,012	$29,050	$26,650
Other policy liabilities	1,058	1,059	1,040
Policyholders’ amounts left on deposit	447	453	430

Total policy liabilities	29,517	30,562	28,120
Net deferred gains	1,423	1,472	1,453
Other liabilities	1,006	1,190	786

	31,946	33,224	30,359

Subordinated debentures	550	550	550

Non-controlling interest in subsidiary	450	450	450

Total equity	3,805	3,967	3,490

Total general fund liabilities and equity	$36,751	$38,191	$34,849

Segregated funds net liabilities	$20,476	$21,899	$23,005

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     11

Consolidated Statements of Equity – Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Participating policyholders’ equity
Balance, beginning of period	$44	$41
Participating policyholders’ net income (loss)	(1)	3

Balance, end of period	43	44

Currency translation
Balance, beginning of period	4	(1)
Net unrealized loss on translation of net investments in foreign operations	(1)	(1)

Balance, end of period	3	(2)

Total participating policyholders’ equity	$46	$42

Shareholders’ equity
Share capital
Preferred shares
Balance, beginning and end of period	$145	$145

Common shares
Balance, beginning and end of period	$317	$317

Retained earnings
Balance, beginning of period	$3,299	$2,910
Shareholders’ net income	130	122
Dividends paid to common shareholders	(32)	(24)
Dividends paid to preferred shareholders	(2)	(2)
Canada Life Capital Securities (“CLiCS”) issuance costs	—	(5)

Balance, end of period	3,395	3,001

Currency translation account
Balance, beginning of period	158	11
Net unrealized loss on translation of net investments in foreign operations	(256)	(26)

Balance, end of period	(98)	(15)

Total retained earnings	$3,297	$2,986

Total shareholders’ equity	$3,759	$3,448

Total equity	$3,805	$3,490

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     12

Consolidated Statements of Cash Flows – Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Cash flows from operating activities
Net income including participating policyholders’ net income (loss)	$129	$125
Items not affecting cash and cash equivalents:
Increase in actuarial liabilities and other policy liabilities	265	295
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(49)	(64)
Other, including future income taxes	24	12
Net change in other operating assets and liabilities	(168)	(256)

Increase due to operating activities	201	112

Cash flows from investing activities
Sales, maturities and scheduled redemptions of:
Bonds	4,319	2,789
Mortgages	1,335	583
Common and preferred stocks	553	126
Real estate	65	12
Other investments	630	23
Purchases of:
Bonds	(4,748)	(3,486)
Mortgages	(1,316)	(497)
Common and preferred stocks	(452)	(105)
Real estate	(119)	(4)
Other investments	(17)	(18)
Net short-term investments	(643)	30
Net policy loans	(46)	(7)
Acquisition, net of cash received (note 2)	(122)	—

Decrease due to investing activities	(561)	(554)

Cash flows from financing activities
Issue of CLiCS	—	445
Dividends paid to common shareholders	(32)	(24)
Dividends paid to preferred shareholders	(2)	(2)

Increase (decrease) due to financing activities	(34)	419

Effect of changes in exchange rates on cash and cash equivalents	(63)	(6)

Net decrease in cash and cash equivalents for the period	(457)	(29)
Cash and cash equivalents, beginning of period	1,066	993

Cash and cash equivalents, end of period	609	964
Short-term investments, end of period	725	118

Cash, cash equivalents and short-term investments, end of period	$1,334	$1,082

Supplementary disclosure of cash flow information:
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$10	$11
Income taxes paid, net of refunds	$48	$3

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     13

Consolidated Statements of Changes in Segregated Funds — Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Additions to segregated funds
Deposits and transfers from the general fund	$888	$905
Assets added by business acquisition (note 2)	130	—
Reclassifications from the general fund and transfer of seed money	—	656
Net investment income	102	93
Tax recovery	—	5

	1,120	1,659

Deductions from segregated funds
Withdrawals, benefit payments and transfers to the general fund	602	538
Operating expenses	116	106
Currency translation adjustment	1,033	304
Net decrease (increase) in fair value of investments	792	(204)

	2,543	744

Net additions to (deductions from) segregated funds for the period	(1,423)	915
Segregated funds net assets, beginning of period	21,899	22,090

Segregated funds net assets, end of period	$20,476	$23,005

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets — Unaudited

	As at

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Common and preferred stocks	$15,192	$16,214	$18,794
Bonds	2,403	2,455	2,305
Cash, cash equivalents and short-term investments	1,866	2,291	1,397
Real estate	855	944	756
Mortgages	10	9	8
Investment income due and accrued	280	242	50
Tax liability	(56)	(49)	(56)
Due to brokers and others	(74)	(207)	(249)

	$20,476	$21,899	$23,005

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     14

Notes to the Interim Consolidated Financial Statements — Unaudited
For the three months ended March 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements for Canada Life Financial Corporation (the “Company”) are prepared according to Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2002. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2002 Consolidated Financial Statements except as described below.

(a)	Accounting Policy Changes

(i)	Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2003, the Company changed its accounting policy for stock options granted to employees on or after that date from the intrinsic value method to the fair value method on a prospective basis. Under the fair value method, the fair value of the stock options is estimated at the grant date using the Black-Scholes option pricing model. The total fair value of the options is amortized over the vesting period as compensation expense with an offset to share capital. For options that are forfeited prior to vesting, the compensation expense previously recognized in general operating expenses and share capital is reversed. When the options are exercised, the proceeds received by the Company are credited to share capital.

(ii)	Disclosure of Guarantees

Effective January 1, 2003, the Company adopted the new guideline for Disclosure of Guarantees issued by the Canadian Institute of Chartered Accountants (CICA). Under the guideline, a guarantor must disclose significant information about guarantees it has provided, regardless of whether it will have to make any payments under the guarantee. The guideline does not address the recognition and measurement of guarantees. Guarantees issued by insurance companies and subject to specialized insurance accounting, including guarantees embedded in insurance or investment contracts, are excluded from the scope of this new guideline.

The Company issues letters of credit in the normal course of business. Letters of credit in the amount of $3 million were issued but not drawn against at March 31, 2003.

(iii)	Impaired Loans – Foreclosed Assets

Effective January 1, 2003, the Company adopted the amendments made to CICA Handbook Section 3025, Impaired Loans. Under the amendments, a long-lived foreclosed asset classified as held for sale is carried at fair value less cost to sell, whereas foreclosed assets other than long-lived foreclosed assets classified as held for sale are initially carried at fair value. Any gains or losses on foreclosure and subsequent adjustments to the carrying value of the foreclosed asset are recognized in income immediately. The impact of this change on these interim Consolidated Financial Statements was not material.

2.	ACQUISITION

On January 1, 2003, the Company completed the acquisition of the Irish-based German life operations of a significant international insurer. The transaction involved the transfer of a block of business to the Company for $147 million, primarily consisting of liabilities for unit-linked and critical illness products. This transfer requires High Court approval in Ireland, which is expected to be received in July 2003. In the interim, the business is being reinsured by the Company. Additionally, as part of the acquisition, the Company acquired a Germany-based sales and marketing company for $35 million, and an Irish-based life insurance company for $6 million. Results are included in the Consolidated Statement of Income from the date of acquisition. The aggregate acquisition had a purchase price of approximately $188 million.

Canada Life Financial Corporation — First Quarter Report 2003     15

Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

Fair value of net assets acquired:

(in million of Canadian dollars)
Cash	$6
Intangible assets	33
Goodwill	46
Other assets	9

94

Actuarial liabilities	(135)
Other liabilities	41

(94)

Net assets acquired	$188

Aggregate consideration:
Cash consideration	$124
Satisfaction of vendor liabilities	80
Consideration adjustments receivable	(20)
Transaction costs	4

$188

Segregated funds assets and liabilities acquired	$130

The purchase price allocation is subject to change pending the finalization of certain consideration adjustments and the determination of fair values of assets and liabilities acquired.

Intangible assets consist of broker contracts which are not subject to amortization.

Immediately following the acquisition, the Company entered into assumed reinsurance arrangements on the transferred block of business, for which it received $107 million.

3.	STOCK-BASED COMPENSATION

The Company has a directors share purchase plan, a deferred stock unit plan, and an employee stock purchase plan. Information concerning these plans, in addition to the stock option plan, is included in note 17 to the Consolidated Financial Statements for the year ended December 31, 2002.

The Company adopted the fair value method of accounting for stock options effective January 1, 2003 on a prospective basis. As at March 31, 2003, no compensation expense was recorded as no stock options were granted in the quarter.

No compensation expense is recognized for stock options granted prior to January 1, 2003. When these stock options are exercised, the amount of proceeds is included in shareholders’ equity. Had the Company used the fair value method to measure compensation for all outstanding stock options granted before January 1, 2003 but after January 1, 2002, the common shareholders’ net income, earnings per common share and diluted earnings per common share for the three months ended March 31, 2003 would have been reduced by $1 million, $0.01 and $0.01, respectively (March 31, 2002 — $1 million, $0.01 and $0.01, respectively).

The Company recognizes compensation expense for those stock options that have been awarded stock appreciation rights in tandem based on the excess of the market value over the exercise price. The Company expects stock appreciation rights to be settled in cash and, therefore, accrues compensation expense on them over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Total compensation expense, included in general operating expenses on the Consolidated Statements of Net Income, for the three months ended March 31, 2003 and March 31, 2002 was not material.

Canada Life Financial Corporation — First Quarter Report 2003     16

4.	SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets, provides certain administrative services for the operating divisions and is responsible for capital management.

					International
		United	United		and
For the three months ended March 31	Canadian	Kingdom	States	Irish	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2003
GENERAL FUND
Revenues
Premiums	$640	$391	$430	$31	$98	$—	$1,590
Net investment income	218	135	164	20	17	9	563
Fee and other income	44	49	3	26	1	—	123

	902	575	597	77	116	9	2,276

Expenditures
Payments to policyholders and beneficiaries	549	399	420	19	60	—	1,447
Increase (decrease) in actuarial liabilities	129	67	69	(26)	9	—	248
General operating expenses, commissions, premium and other taxes and interest expense	147	70	76	65	38	19	415

	825	536	565	58	107	19	2,110

Net income (loss) before income tax provision	77	39	32	19	9	(10)	166
Income tax provision (recovery)	25	(1)	13	3	1	(4)	37

Net income (loss) including participating policyholders’ net income (loss)	52	40	19	16	8	(6)	129
Participating policyholders’ net income (loss)	(1)	—	(1)	1	—	—	(1)

Shareholders’ net income (loss)	$53	$40	$20	$15	$8	$(6)	$130
Preferred share dividends	—	—	—	—	—	2	2

Common shareholders’ net income (loss)	$53	$40	$20	$15	$8	$(8)	$128

General fund assets	$14,149	$9,576	$10,314	$1,369	$1,343	$—	$36,751

Segregated funds
Deposits	$335	$316	$23	$214	$—	$—	$888
Total assets	$7,067	$9,653	$594	$3,157	$5	$—	$20,476

2002
GENERAL FUND
Revenues
Premiums	$456	$287	$457	$34	$83	$—	$1,317
Net investment income	238	123	180	12	15	12	580
Fee and other income	48	58	4	30	1	—	141

	742	468	641	76	99	12	2,038

Expenditures
Payments to policyholders and beneficiaries	505	209	449	17	63	—	1,243
Increase in actuarial liabilities	34	159	73	15	2	—	283
General operating expenses, commissions, premium and other taxes and interest expense	131	57	72	31	26	11	328

	670	425	594	63	91	11	1,854

Net income before income tax provision	72	43	47	13	8	1	184
Income tax provision (recovery)	27	11	17	3	2	(1)	59

Net income including participating policyholders’ net income	45	32	30	10	6	2	125
Participating policyholders’ net income	—	—	3	—	—	—	3

Shareholders’ net income	$45	$32	$27	$10	$6	$2	$122
Preferred share dividends	—	—	—	—	—	2	2

Common shareholders’ net income	$45	$32	$27	$10	$6	$—	$120

General fund assets	$13,996	$7,427	$11,082	$910	$984	$450	$34,849

Segregated funds
Deposits	$427	$275	$38	$165	$—	$—	$905
Total assets	$8,288	$11,108	$823	$2,782	$4	$—	$23,005

Canada Life Financial Corporation — First Quarter Report 2003     17

5.	GREAT-WEST LIFECO INC. PROPOSED TRANSACTION

On February 17, 2003, Great-West Lifeco Inc. (“Great-West”) and the Company announced that Great-West had agreed to acquire all of the outstanding common shares of the Company for a combination of cash and Great-West securities then valued at $44.50 per common share of the Company. In a management proxy circular dated March 22, 2003 (the “Circular”) mailed to shareholders, the Board of Directors unanimously recommended that shareholders vote to approve the transaction at a special meeting to be held on May 5, 2003. The acquisition is subject to shareholder and regulatory approvals and is expected to close in the third quarter.

As part of the transaction, the Company agreed to conduct its business in the ordinary course consistent with past practice until the transaction closes or the transaction agreement is terminated, unless Great-West provides written consent. The Company has incurred costs in respect of the proposed transaction and these costs have been capitalized. Under certain circumstances described in the Circular the transaction agreement may be terminated and, depending on the circumstances, the Company will be required to pay to Great-West a termination fee or an amount in respect of expense reimbursement or Great-West will be required to pay to the Company an amount in respect of expense reimbursement.

The unsolicited offer made by Manulife Financial Corporation on December 27, 2002 to acquire all of the outstanding common shares of the Company expired on February 28, 2003.

Canada Life Financial Corporation — First Quarter Report 2003     18